EXHIBIT 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In millions, except ratio of earnings to fixed charges)

	Historical								Pro Forma
	Predecessor							Successor
	Year Ended December 31,					Nine Months Ended September 30,	Five Months Ended May 31,	Four Months Ended September 30,	Year Ended December 31,	Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010	2010	2009	2010
Income before income taxes	$12.4	$(14.8)	$(117.5)	$(93.3)	$(411.9)	$(425.3)	$676.5	$31.3	$(387.2)	$68.5
Less:
Income from equity method investment	(2.8)	(0.2)	(2.2)	(0.9)	(4.0)	(1.7)	(3.6)	(2.5)	(3.2)	(5.8)

Earnings (loss) from continuing operations before income taxes and income or loss from equity investments	9.6	(15.0)	(119.7)	(94.2)	(415.9)	(427.0)	672.9	28.8	(390.4)	62.7

Plus:
Fixed charges, excluding preferred stock dividend requirement	71.6	92.9	104.8	108.2	73.6	59.1	48.3	16.5	54.7	38.8

Earnings available for fixed charges	$81.2	$77.9	$(14.9)	$14.0	$(342.3)	$(367.9)	$721.2	$45.3	$(335.7)	$101.5

Fixed charges:
Interest expense	$66.6	$87.1	$97.4	$100.5	$66.5	$53.6	$45.2	$14.2	$47.6	$33.4
Estimated interest factor for rentals	5.0	5.8	7.4	7.7	7.1	5.5	3.1	2.3	7.1	5.4
Preferred stock dividend requirements	—	—	—	—	—	—	—	2.9	7.0	5.8

Fixed charges	$71.6	$92.9	$104.8	$108.2	$73.6	$59.1	$48.3	$19.4	$61.7	$44.6

Ratio of earnings to combined fixed charges and preferred stock dividends	1.1	—	—	—	—	—	14.9	2.3	—	2.3

Fixed charges in excess of earnings(1)	$—	$15.0	$119.7	$94.2	$415.9	$427.0	$—	$—	$397.4	$—

(1)	Earnings were insufficient to cover fixed charges by $15.0 million, $119.7 million, $94.2 million and $415.9 million for the years ended December 31, 2006, 2007, 2008 and 2009, respectively, and $427.0 million for the nine months ended September 30, 2009. On a pro forma basis, earnings were insufficient to cover fixed charges by $397.4 million for the year ended December 31, 2009.